June 30, 2006

Via EDGAR

Nili N. Shah
Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549-7010

Re:	Praxair, Inc.
Form 10-K; For the year ended December 31, 2005
Form 10-Q; For the quarterly period ended March 31, 2006

Dear Ms. Shah:

In the following responses to your letter dated June 15, 2006, we have noted your original comments in italics to facilitate your review process. We believe our responses adequately address your request for information and enhanced disclosure.

However, if you should have any additional questions or require additional information, please contact me at (203) 837-2296 or Chuck Jacobson at (203) 837-2158.

Also we acknowledge the following:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Patrick M. Clark

Patrick M. Clark
Vice President and Controller

Form 10-K:  For the year ended December 31, 2005

Management’s Discussion and Analysis (MD&A)

Off-Balance Sheet Arrangements and Contractual Obligations, page 40

1.               Comment:  Include your interest commitments under your interest-bearing debt in your contractual obligation table on page 40, or provide textual discussion of this obligation below the table. If you provide a textual discussion, the discussion should quantify the interest payments using the same time frames stipulated in the table. Refer to footnote 46 to Release 33-8350 “Interpretation:  Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Response:  As noted in the explanations to the contractual obligations table on page 40, we believe the debt maturity disclosures coupled with the interest rate information provided in Note 13 provides the reader with adequate information as to the Company’s interest commitments. However, in response to the staff’s suggestion, the Company will revise future filings to include disclosure of its interest commitments on interest-bearing debt in the “Off-Balance Sheet Arrangements and Contractual Obligations” table within the Liquidity, Capital Resources and Financial Data section of Management’s Discussion and Analysis.

Consolidated Financial Statements

Note 4. Segment Information, page 49

2.               Comment:  You disclose that you operate in five operating segments, four of which have been determined on a geographic basis. We note you separately discuss the markets in which you operate and provide sales information by market in your annual report and your business section. We further note from your organizational structure that you have presidents and vice presidents for certain geographic areas, markets and products. Based on this information and as contemplated by paragraph 15 of SFAS 131, it appears that you may operate under a matrix form of organization. Please clarify for us how your organization is structured. Please identify your chief operating decision maker (CODM) and provide us with copies of the financial information that is regularly provided to your CODM. With reference to this financial information, tell us how you determined the appropriateness of presenting geographic operating segments.

Response:

Business Description

As described in Note 4, Praxair’s operations consist of two major product lines — industrial gases and surface technologies.

The surface technologies business (PST) represents about 6% of Praxair’s consolidated sales. The products and services offered by PST are generally unrelated to those of the industrial gases business, and the supply chains and markets served are also unrelated. The business has separate identifiable assets, a separate balance sheet and a separate income statement, and is managed on a worldwide basis by Robert S. Vruggink, President PST. For these reasons, surface technologies is reported as a separate segment.

The remaining 94% of consolidated sales are in the industrial gases business. This business is managed on a geographic basis in four regions which are each reported as a separate segment:  North America, Europe, South America and Asia. These regions are not managed in a matrix organization as contemplated by paragraph 15 of SFAS 131.

Praxair’s primary industrial gases products are derived from air (oxygen, nitrogen and argon) or natural gas streams (hydrogen, helium and carbon dioxide). These products are of very low value relative to the cost of transporting them. As a result, it is generally uneconomical to transport them distances of greater than 200 miles from the production plant. The largest volume customers are served by on-site plants or pipelines (similar to a utility business), medium-sized volume customers are served by truckload (or merchant liquids) and smaller-sized volume customers are served by cylinders (or packaged gases).

To enhance transparency and disclosure, Praxair discloses supplementary information as to its industrial gases sales by distribution method and by nine groupings of customer end-markets served. This information helps our investors understand the various growth rates and cyclicality of our sales, but not our profitability or asset intensity in each end-market. Praxair does not manage its industrial gases business globally based on individual products, distribution method or customer end-markets and does not accumulate related profitability or balance sheet information in these categories. Customers in diverse end-markets are served by the same products by a common set of production plants, distribution equipment and employees within each region.  For example, customers in the electronics sector and chemical sector will both purchase nitrogen delivered on-site and by truck. Similarly, both the steel industry and healthcare industry are consumers of oxygen. Since both oxygen and nitrogen are made from the same air, production and sales to all end-markets mutually subsidize each other within a small geographic region where products can be transported. We therefore operate the business to optimize the financial results of each geographic region (maximize revenue, minimize cost and maximize asset turnover) and we cannot with reasonable accuracy segregate our employees and assets by individual products, end-markets served  or distribution method.

Organization Structure and CODM

The Office of the Chairman (OOC) is the senior management group and is considered to be the Chief Operating Decision Maker (CODM), as contemplated by SFAS 131. The OOC is comprised of four senior officers:  the Chairman and Chief Executive Officer, President and Chief Operating Officer, Executive Vice President and Senior Vice President and Chief Financial Officer — see page 5 of the Company’s 2005 Annual Report. The geographic region presidents or general managers and the president of the surface technologies business all report to the OOC.

Due to the size of the North American business and to facilitate day-to-day control and decision making, management has elected to establish separate managers for one of the three distribution methods (packaged gases) and two of the nine market segments (healthcare and electronics).  In the other smaller geographic regions (Europe, South America and Asia), all customers and modes of distribution are managed geographically by the same regional president or general manager.  The North American managers and other regional presidents or general managers report to the OOC. Each region is generally comprised of several smaller geographic operations that report to the respective region president or general manager.

The following is a brief summary of the geographic management structure for the industrial gases business.

North America Segment

•                  On-site and merchant gases in the U.S. and Canada — referred to as North American Industrial Gases (NAIG). James J. Fuchs, President.

•                  Packaged gases and related equipment in the U.S. and Canada— referred to as Praxair Distribution Inc. (PDI). Wayne J. Yakich, President.

•                  Merchant and packaged gases to the healthcare market in the U.S. and Canada (Healthcare Services). George P. Ristevski, President.

•                  On-site, merchant and packaged gases and related products to the electronics market in the U.S. and Canada (Electronics). Raymond P. Roberge, President.

•                  On-site, merchant, packaged gases including electronics and healthcare in Mexico (Mexico). Eduardo Menezes, Managing Director.

•                  Internal construction engineering function referred to as global supply systems (GSS). Daniel H. Yankowski, Vice President.

Europe Segment

•                  On-site, merchant, and packaged gases and related equipment  (including electronics and healthcare) in Europe. Randy S. Kramer, President.

•                  This segment is further divided into three sub-regions also established based on geography:  Spain, Portugal and France (Miguel Martinez Astola, Managing Director);  Germany and Benelux (Eduardo Gil, Managing Director); Italy and Middle East (Franco Mazzali, Managing Director).

South America Segment

•                  On-site, merchant, and packaged gases and related equipment  (including electronics and healthcare) in South America. Domingos H. B. Bulus, President.

•                  This segment is further divided into 2 sub-regions also established based on geography:  Brazil (Mr. Bulus);  Hispanic Countries including Argentina, Chile, Colombia, Peru and Venezuela (Murillo Melo, Vice President).

Asia Segment

•                  On-site, merchant, and packaged gases and related equipment  (including electronics and healthcare) in Asia. Murray G. Covello, President.

•                  This segment is further divided into 4 primary sub-regions also established based on geography:  China (David H. Chow, President);   India (John M. Panikar, Managing Director);  Korea (K.H. Lee, President);  Thailand (Kitti Prapasuchart, Managing  Director).

Financial Information Regularly Provided to the CODM

In assessing performance and deciding how to allocate resources, the OOC reviews a set of financial information, the latest of which is being sent in hardcopy under separate cover with a request for confidential treatment of the information. This information includes a standard set of financial information for each of the geographic regions (including the bifurcated units for North America). Similar summarized information is presented to the Board of Directors and external communications of financial results are consistent with the segment presentation in the financial statements.

The following summarizes the information provided to the OOC and how the sections aggregate into the external segments presentation in Note 4. As noted above, Praxair’s industrial gases business is managed on a geographic operating basis which is the most appropriate means given the nature of the Company’s operations. Because of its co-product nature, Praxair does not manage its worldwide business on a product, distribution method,  or end-market customer basis. Further, product profitability or balance sheet information is not accumulated or regularly provided to the OOC on these bases.

Summary and Praxair — consolidated information, including external segment roll-ups.

North America — industrial gases business in the U.S., Canada and Mexico

•                  NAIG — North American Industrial Gases (on-site and merchant gases in the U.S. and Canada).

•                  PDI — Praxair Distribution Inc. (packaged gases and related equipment in the U.S. and Canada).

•                  Mexico (on-site, merchant and packaged gases and related equipment in Mexico).

•                  Healthcare Services (merchant and packaged gases and related equipment to the healthcare market in the U.S. and Canada).

•                  Electronics (on-site, merchant and packaged gases and related products to the electronics market, primarily in the U.S.).

•                  GSS — Global Supply Systems (Praxair’s internal construction engineering function which has minor third party plant sales).

Europe — on-site, merchant and packaged gases and related equipment in European countries, including healthcare and electronics.

South America - on-site, merchant and packaged gases and related equipment in South American countries, including healthcare and electronics.

Asia - on-site, merchant and packaged gases and related equipment in Asian countries, including healthcare and electronics.

PST — worldwide surface technologies business.

Corporate — corporate costs are either directly charged or allocated to business segments.

We believe our segment presentation is the most logical and most accurately reflects the way in which we manage our business. We also believe that it provides the most meaningful information to our investors when compared to alternative presentations and is in accordance with the objectives and technical requirements of SFAS 131.

Note 13. Debt, page 56

3.               Comment:  Your disclosure includes a brief description of the covenants your major bank credit and long-term debt agreements contain, including mention of a leverage ratio, however you do not make an affirmation statement regarding the compliance with the terms of the covenants. In future filings, please note that all material covenants related to outstanding debt should be discussed and analyzed. Refer to FRR No. 72 -501.13.

Response:  Praxair includes the following disclosure in Management’s Discussion and Analysis within the Liquidity, Capital Resources and Financial Data/Financing section on page 39 of its 2005 Annual Report:

“At December 31, 2005, Praxair was in compliance with its borrowing covenants……”

Although we believe our current MD&A disclosure is appropriate and adequate, in response to the staff’s suggestion we will revise future filings to include similar disclosure in Note 4.

Note 19. Commitments and Contingencies, page 63

4.               Comment:  We note that you are a co-defendant for 1,869 lawsuits alleging personal injury caused by manganese in welding fumes. We also note that you do not anticipate that any of your legal actions will have a material adverse effect on your consolidated financial position, results of operations or cash flows in any given year. Please note that a statement that the contingency is not expected to be material does not satisfy the requirements of Statement 5 if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell the registrant’s securities. In that case, the registrant must either (a) disclose the estimated additional loss, or range of loss, that is reasonably possible, or (b) state that such an estimate cannot be made. In addition, please revise future filings to clarify whether or not you have recorded a reserve related to these lawsuits and if not, how you determined a reserve was not necessary (i.e. not probable or reasonably estimable).

Response: With respect to the 1,869 lawsuits with 8,635 individual claimants pending as of December 31, 2005 against the Company alleging personal injury caused by manganese in welding fumes, the Company does not believe that there is a reasonable possibility that a loss has been incurred.

The Company will revise future filings (beginning with our 2006 second quarter Form 10-Q in the Legal Proceedings footnote) to include the following disclosure:

 “There are no reserves recorded for these cases as management does not consider a loss from them probable or reasonably estimable.”